                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

--------------------------------------------------------------------------------

                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934


                                  GETTY IMAGES, INC.
--------------------------------------------------------------------------------

                                   (Name of Issuer)

                  Shares of Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     374276 10 3
--------------------------------------------------------------------------------
                                    (CUSIP Number)

                                  Jonathan D. Klein
                                  Getty Images, Inc.
                                  101 Bayham Street
                                    London NW1 OAG
                                       England
                                 (01144171) 544-3456
                       (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices and
                                  Communications)

                                      Copy to:

                            Christopher D. Dillon, Esq.
                                Shearman & Sterling
                         555 California Street, Suite 2000
                              San Francisco, CA 94104
                             Telephone: (415) 616-1100
--------------------------------------------------------------------------------


                                   February 9, 1998
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


                           Exhibit Index is at Page 14

CUSIP No. 374276 10 3

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jonathan D. Klein
     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

/ /  (a)
          ----------------------------------------------------------------------

/X/  (b)
          ----------------------------------------------------------------------

(3)  SEC Use Only
                  --------------------------------------------------------------

(4)  Source of Funds (See Instructions) OO
                                        ----------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e).                                                    / /

(6)  Citizenship or Place of Organization
     United Kingdom
     ---------------------------------------------------------------------------

--------------
  Number of         (7)  Sole Voting Power 923,985
                                           --------------------------------
   Shares
                         --------------------------------------------------
 Beneficially       (8)  Shared Voting Power 623,052
                                             ------------------------------
  Owned by
                         --------------------------------------------------
    Each            (9)  Sole Dispositive Power 923,985
                                                ---------------------------
  Reporting
                         --------------------------------------------------
   Person          (10)  Shared Dispositive Power 623,052
                                                  -------------------------
    With
                         --------------------------------------------------
--------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 1,547,037
                                                                  --------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                     -----------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11) 5.2%
                                                        ------------------------

(14) Type of Reporting Person (See Instructions) IN
                                                 -------------------------------

CUSIP No. 374276 10 3

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Crediton Limited
     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

/ /  (a)
          ----------------------------------------------------------------------

/X/  (b)
          ----------------------------------------------------------------------

(3)  SEC Use Only
                  --------------------------------------------------------------

(4)  Source of Funds (See Instructions) OO
                                        ----------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e).                                                    / /

(6)  Citizenship or Place of Organization
     Isle of Man, United Kingdom
     ---------------------------------------------------------------------------

--------------
  Number of         (7)  Sole Voting Power 0
                                           --------------------------------
   Shares
                         --------------------------------------------------
 Beneficially       (8)  Shared Voting Power 622,602
                                             ------------------------------
  Owned by
                         --------------------------------------------------
    Each            (9)  Sole Dispositive Power 0
                                                ---------------------------
  Reporting
                         --------------------------------------------------
   Person          (10)  Shared Dispositive Power 622,602
                                                  -------------------------
    With
                         --------------------------------------------------
--------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 622,602
                                                                  --------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                     -----------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11) 2.1%
                                                        ------------------------

(14) Type of Reporting Person (See Instructions) OO
                                                 -------------------------------

Item 1.   SECURITY AND ISSUER.

          The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the shares of common stock, par value $0.01 per share (the "Shares"), of Getty Images, Inc. ("Issuer"), a Delaware corporation. The principal executive offices of the Issuer are located at 122 South Michigan Avenue, Suite 900, Chicago, Illinois 60606.

Item 2.   IDENTITY AND BACKGROUND.

          This Statement is being filed by Jonathan D. Klein, a citizen of the United Kingdom, and Crediton Limited, a company of which the sole beneficiary is Jonathan D. Klein (each of Jonathan D. Klein and Crediton Limited also referred to herein as a "Reporting Person", and together, the "Reporting Persons"). Jonathan D. Klein's present principal occupation is Chief Executive Officer of Issuer. His business address is 101 Bayham Street
London NW1 0AG, England.   The principal business address of Crediton Limited
is 60 Circular Road, Douglas, Isle of Man, 1M1 1SA England.

          During the last five years, neither of the Reporting Persons has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pursuant to the Merger Agreement, dated as of September 15, 1997 (the "Merger Agreement"), by and among Issuer, Getty Communications plc, a public limited company organized under the laws of England and Wales ("Getty Communications"), PhotoDisc, Inc., a Washington corporation ("PhotoDisc"), and Print Merger, Inc., a Washington corporation and wholly owned subsidiary of Issuer ("Merger Sub"), Crediton Limited acquired 622,602 Shares on February 9, 1998 in connection with the Transactions (as defined below).

          The 622,602 Shares acquired by Crediton Limited were received in exchange for its holdings of Class B ordinary shares, nominal value one pence per share ("Getty Communications Class B Ordinary Shares"), of Getty Communications. Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, (i) pursuant to a scheme of arrangement (the "Scheme of Arrangement") in accordance with the Companies Act of 1985 of Great Britain (the "Companies Act"), each issued Getty Communications Class B Ordinary Share was converted into one Class A ordinary share, nominal value one pence per share ("Getty Communications Class A Ordinary Shares" and, together with Getty Communications Class A Ordinary Shares, "Getty Communications Ordinary Shares") of

Getty Communications, each Getty Communications Ordinary Share was transferred to Issuer or its nominees and the holders of Getty Communications Ordinary Shares were issued one Share for every two Getty Communications Ordinary Shares held of record by such holders, and Getty Communications became a wholly owned subsidiary of Issuer; and (ii) PhotoDisc was merged with and into Merger Sub (the "Merger", and, together with the Scheme of Arrangement, the "Transactions"), with Merger Sub as the surviving corporation in the Merger becoming a wholly owned subsidiary of Issuer and the then outstanding shares of common stock, par value $0.01 per share of PhotoDisc ("PhotoDisc Shares") were converted into the right to receive the amount of cash and the number of Shares specified in the Merger Agreement.

          The Shares obtained by Crediton Limited pursuant to the Merger and the Transactions are subject to the Getty Parties Shareholders' Agreement (defined and described in Item 6 below), whereby Getty Investments has the right to vote the Shares held by Crediton Limited.

          Prior to completion of the Transactions, Jonathan D. Klein held options to purchase up to an aggregate of 1,847,970 Getty Communications Class A Ordinary Shares under the Getty Communications plc Executive Share Option Plan. In connection with the Transactions, the vesting of such options was accelerated. If all or a portion of such options are not exercised by May 9, 1998, the unexercised portion of the options will be converted into options to purchase Shares (up to an aggregate of 923,985 Shares) on a staged vesting schedule. Jonathan D. Klein may also be the beneficial owner of 450 Shares held by immediate family members.

          Upon completion of the Transactions, Jonathan D. Klein was also granted options under the Getty Images, Inc. 1998 Stock Incentive Plan to purchase up to an aggregate of 575,000 Shares, none of which are exercisable within 60 days after the date hereof.

Item 4.   PURPOSE OF TRANSACTION.

          Each of the Reporting Persons has acquired the Shares to which this
Schedule 13D relates for the purpose of making an investment in Issuer.

          Each of the Reporting Persons from time to time intends to review his or its investment in Issuer on the basis of various factors, including Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, each of the Reporting Persons will take such actions in the future as each of them may deem appropriate in light of the circumstances existing from time to time. If either Reporting Persons believes that further investment in Issuer is attractive, whether because of the market price of Issuer's securities or otherwise, he or it may acquire Issuer's Shares either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, each of the Reporting Persons may determine to dispose of some or all of the Shares currently owned by him or it or otherwise acquired by him or it either in the open market or in privately negotiated transactions.

          Except as set forth above, each of the Reporting Persons has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Issuer or the disposition of securities of Issuer, (b) an extraordinary corporate transaction involving Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of Issuer, (e) any material change in Issuer's capitalization or dividend policy, (f) any other material change in Issuer's business or corporate structure, (g) any change in Issuer's charter or bylaws or other instruments corresponding thereto or other action which may impede the acquisition of control of Issuer by any person, (h) causing a class of Issuer's securities to be deregistered or delisted, (i) a class of equity securities of Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.   INTEREST IN SECURITIES OF ISSUER.

          Based on the most recent information available, each of the Reporting Persons is deemed to beneficially own the number of Shares and the percentage of outstanding Shares listed in the responses to Items 11 and 13, respectively, on his or its respective cover page filed herewith, and such responses are incorporated by reference herein. In addition, the number of Shares with respect to which each of the Reporting Persons (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power, and (iv) shares dispositive power, are listed in the responses to Items 7, 8, 9, and 10, respectively, on his or its respective cover page filed herewith, and such responses are incorporated by reference herein.

          Except as described herein, neither of the Reporting Persons nor any of the parties referenced herein, has acquired or disposed of, or entered into any other transaction with respect to, any Shares during the past 60 days.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

          Each of the Reporting Persons is a party to the following agreements, arrangements, understandings or relationships with respect to securities of Issuer, which are summarized in the following sections. (The summaries below do not purport to be complete and are subject, and qualified in their entirety by reference, to all the terms and provisions contained within the actual agreements.)

A.   STOCKHOLDERS' AGREEMENT

          The Stockholders' Agreement dated as of February 9, 1998 (the "Stockholders' Agreement") by and among (i) Issuer, (ii) Getty Investments, Mark H. Getty, Jonathan D. Klein, Crediton Limited and the October 1993 Trust (collectively, the "Getty Group"), and (iii) PDI, Mark Torrance and Wade Torrance (collectively, the "Torrance Group"), and together with the Getty Group, the "Significant Stockholders"), places certain restrictions on the Significant Stockholders' abilities to transfer Shares. Pursuant to the terms of the Stockholders' Agreement, no Significant Stockholder may sell, encumber or otherwise transfer such Significant Stockholders' Shares except
(i) to Permitted Transferees (as defined below); (ii) pursuant to the terms of the Stockholders' Agreement; (iii) pursuant to a registered public offering of Shares in which no person or "Group" will purchase more than five percent of the then outstanding Shares; or (iv) sales within the Rule 144 volume limitations (or within two times the Rule 144(e) volume limitations for sellers entitled to rely upon Rule 144(k)), or in a cashless exercise of options. A "Permitted Transferee" is defined as (i) Issuer or its subsidiaries; (ii) in the case of any Significant Stockholder who is a natural person, a person to whom Shares are transferred from such Significant Stockholder by gift, will or the laws of descent and distribution; (iii) any other member of the Getty Group or the Torrance Group, as the case may be (and any permitted Transferee of such Group); (iv) any affiliate of any Significant Stockholder; or (v) with respect only to the taking of an encumbrance on Shares, any commercial bank or other financial institution that lends funds to a Significant Stockholder on the condition of taking such encumbrances in such Significant Stockholders' Shares.

          If any Significant Stockholder (a "Prospective Seller") receives from a person, other than a Permitted Transferee or another Significant Stockholder (a "Stockholders' Agreement Third Party"), a bona fide offer to purchase any or all of such Prospective Seller's Shares (the "Offered Stock") and such Prospective Seller desires to sell the Offered Stock to such Stockholders' Agreement Third Party, the Prospective Seller must provide written notice (the "Offer Notice") of such offer to Issuer and the other Significant Stockholders constituting the Significant Stockholders' "Group" in which the Prospective Seller does not belong. The Offer Notice will constitute an offer by such Prospective Seller to sell to the recipients of such Offer Notice all of the Offered Stock at the price per share of Shares at which the sale to the Stockholders' Agreement Third Party is proposed to be made in cash and will be irrevocable for ten days after receipt of such Offer Notice. The Prospective Seller has the right to reject any or all of the acceptances of the offer to sell the Offered Stock and sell all, but not less than all, the Offered Stock to the Stockholders' Agreement Third Party if (i) the Prospective Seller has not received acceptances as to all the Offered Stock prior to the expiration of the ten-day period following receipt of the Offer Notice or (ii) an accepting party fails to consummate the purchase of the Offered Stock and neither Issuer nor the other Significant Stockholders who received the Offer Notice are prepared to purchase such Offered Stock within five business days of receiving notice of such failed purchase. The obligations and rights of the Significant Stockholders relating to the rights of first refusal will terminate when the Getty Group or the Torrance Group, as the case may be, and any of such "Group's" Permitted Transferees collectively beneficially own fewer than the greater of 3,000,000 Shares and such number of Shares as is equal to two percent or less of the then outstanding Shares.

          Each of the Torrance Group and the Getty Group will have the right, subject to termination conditions, to nominate one director. For so long as the Getty Group has the right to nominate one director, it shall also have the right to appoint from among the directors of Issuer, the Chairman of Issuer, provided, however, that for so long as either Mark Torrance or Mark H. Getty are Co-Chairmen of the Board of Directors of Issuer (the "Issuer Board"), such right shall not be in effect.

          Issuer shall include as a nominee for the Issuer Board the person designated by each of the Getty Group and the Torrance Group and shall nominate such person and use its reasonable best efforts to cause the election of such person, unless the Issuer Board, in the exercise of its fiduciary duties, reasonably shall determine that such person is not qualified to serve on the Issuer Board. If the Issuer Board reasonably determines that such designee is not so qualified, the Group designating such nominee shall have the opportunity to specify one additional designee who shall be so included as a nominee subject to the qualification set forth in the immediately preceding sentence.

          The Significant Stockholders have agreed to take such actions within their control as are necessary to implement each "Group's" right to appoint a director, including the voting of their respective shares in favor of the nominees designated by the Getty Group and the Torrance Group in accordance with the Stockholders' Agreement.

          The foregoing description of the Stockholders' Agreement is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit 1.

B.   GETTY PARTIES SHAREHOLDERS' AGREEMENT

          Prior to the completion of the Transactions, Getty Investments, the October 1993 Trust and Crediton Limited, as the holders of the Getty Communications Class B Ordinary Shares, were parties to a shareholders' agreement with respect to their ownership of such shares. Upon consummation of the Transactions, Getty Investments, Issuer, Crediton Limited, Abacus (C.I.) Ltd. as the Trustee of the October 1993 Trust, Mark H. Getty and Jonathan D. Klein entered into the Restated Shareholders' Agreement, dated February 9, 1998 (such agreement, as amended, being the "Getty Parties Shareholders' Agreement"). Certain provisions of the Getty Parties Shareholders' Agreement are described below.

          The Getty Parties Shareholders' Agreement provides that all Shares held by the parties thereto (other than those held by Mark H. Getty and Jonathan D. Klein) will be voted as directed by the board of directors of Getty Investments. Before transferring such shares (other than certain permitted transfers to affiliates or family members who, as a condition of such permitted transfer, must agree to be bound by the terms of the Getty Parties Shareholders' Agreement), the parties must first offer such shares to the other parties. The price at which such shares must be offered is either the price that another purchaser is willing to pay for such shares or, in the event of a transfer pursuant to an exercise of registration rights, the average closing market price of the Shares over the preceding ten business days. In the event that these rights of first refusal are not exercised up, then the rights of first refusal in the Stockholders' Agreement apply.

          In the Getty Parties Shareholders' Agreement, the October 1993 Trust and Crediton Limited each agreed to retain at least 311,301 Shares until July 8, 2001 and thereafter each agreed to retain at least 155,651 Shares for an additional two years; PROVIDED, HOWEVER, that the October 1993 Trust and Crediton Limited may sell shares in the event that (i) Mark H. Getty (in the case of the October 1993 Trust) or Jonathan D. Klein (in the case of Crediton Limited) ceases to be employed by Issuer or any of its subsidiaries, or (ii) Getty Investments ceases at any time to hold seven percent or more of the then outstanding Shares. In addition, if Getty Investments or any of its members sells any Shares, the October 1993 Trust and Crediton Limited will be permitted to sell the same proportion of their Shares which are subject to this sale restriction as the number of Shares sold by Getty Investment bears to its total number of Shares. The Getty Parties Shareholders' Agreement provides that each of the October 1993 Trust and Crediton Limited will, in consideration of its participation under such agreement, receive an annual fee from Getty Investments in 1998 of L78,843 and L272,137, subject to certain inflation adjustments, respectively, and thereafter an annual fee of L28,485 and L98,681, subject to certain inflation adjustments, respectively, for each of the next four years.

          In addition, each of Jonathan D. Klein, Crediton Limited, Mark H. Getty and the October 1993 Trust (together the "Covenantees") agreed not to transfer (other than to a permitted transferee in accordance with the Getty Parties Shareholders' Agreement) any of their Shares until the later of the announcement by the Issuer of its results for the second quarter of 1998 and August 9, 1998, except for the transfer by Jonathan D. Klein or Crediton Limited, of up to 60,000 Shares in the aggregate or the transfer by Mark H. Getty or the October 1993 Trust of up to 60,000 Shares in the aggregate.
Each of the Covenantees agreed with Getty Investments that in the event of any proposed transfer (other than to a permitted transferee in accordance with the Getty Parties Shareholders' Agreement) it shall give Getty Investments at least ten days' notice of such proposed transfer and shall consult with Getty Investments about the reasons for, manner of and timing of such proposed transfer.

          The Getty Parties Shareholders' Agreement also provides that each of the October 1993 Trust and Crediton Limited have the right to nominate a director to the board of directors of Getty Investments. Such parties have nominated Mark H. Getty and Jonathan D. Klein. The October 1993 Trust also has the right to nominate the chairman of Getty Investments. The October 1993 Trust has nominated Mark H. Getty as Chairman of Getty Investments.

          Getty Investments agreed in the Getty Parties Shareholders' Agreement that, subject to certain exceptions, it will not operate or own or control any other business in the visual content industry.

          The Getty Parties Shareholders' Agreement expires on July 8, 2003, but may be terminated earlier with respect to a party (or its permitted transferees) who ceases to be a shareholder of Issuer. The Getty Parties Shareholders' Agreement terminates for all parties if the parties to the agreement cease to own beneficially fewer than the greater of 3,000,000 Shares and such number of shares as is equal to two percent or less of the then outstanding Shares.

          The foregoing description of the Getty Parties Shareholders' Agreement is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit 2.

C.   REGISTRATION RIGHTS AGREEMENT

          Upon the consummation of the Transactions, Issuer assumed the obligations of Getty Communications with respect to: (i) certain registration rights that Getty Communications granted to Mark H. Getty, Jonathan D. Klein, among others, pursuant to the Registration Rights Agreement, dated July 3, 1996 (the "Executive Registration Rights Agreement"), by and among Getty Communications, Lawrence J. Gould, Mark H. Getty, Jonathan D. Klein, Simon Thornley and Brian Wolske; and (ii) certain registration rights that Getty Communications granted to October 1993 Trust and Crediton Limited pursuant to the Registration Rights Agreement, dated July 3, 1996 (the "Getty Communications Registration Rights Agreement"), by and among Getty Communications and each of the trustees of the October 1993 Trust and Crediton Limited.

          Copies of the Executive Registration Rights Agreement and the Getty Communications Registration Rights Agreement and the related amendments thereto are attached hereto as Exhibit 3 and 4, respectively.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

 Description                                  Exhibit Number
 ---------------------------------------      ----------------------------------
 Stockholders' Agreement, dated as of         1
 February 9, 1998, by and among (i)
 Getty Images, Inc., (ii) Getty
 Investments L.L.C., Mark Getty,
 Jonathan Klein, Crediton Limited and
 the October 1993 Trust and (iii) PDI,
 L.L.C., Mark Torrance and Wade
 Torrance

 The Restated Getty Parties'                  2
 Shareholders Agreement, dated as of
 February 9, 1998, among Getty
 Investments L.L.C., Abacus (C.I.) Ltd.
 as the Trustee of the October 1993
 Trust, Crediton Limited, Mark H. Getty
 and Jonathan D. Klein

 Registration Rights Agreement, dated         3
 July 3, 1996, by and among Getty
 Communications plc, Lawrence J. Gould,
 Mark H. Getty,  Jonathan D. Klein,
 Simon Thornley and Brian Wolske, and
 amendment dated February 9, 1998

 Registration Rights Agreement, dated         4
 July 3, 1996, by and among Getty
 Communications plc and each of the
 trustees of the October 1993 Trust and
 Crediton Limited, and amendment dated
 February 9, 1998

 Joint Filing Agreement, dated February        5
 19, 1998 between Jonathan D. Klein
 and Crediton Limited

                                      SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


February 19, 1998


                                    /s/ Jonathan D. Klein
                                   -------------------------------------------
                                        Jonathan D. Klein

                                      SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


February 19, 1998                  CREDITON LIMITED


                                   By:  /s/  Authorized Signatory
                                      -------------------------------------
                                      Name:  Authorized Signatory
                                      Title:

                                    EXHIBIT INDEX


 Exhibit Number    Description                           Page Number
--------------------------------------------------------------------------------
         1         Stockholders' Agreement, dated as of
                   February 9, 1998, by and among (i)
                   Getty Images, Inc., (ii) Getty
                   Investments L.L.C., Mark Getty,
                   Jonathan Klein, Crediton Limited and
                   the October 1993 Trust and (iii)
                   PDI, L.L.C., Mark Torrance and
                   Wade Torrance

         2         The Restated Getty Parties'
                   Shareholders Agreement, dated as of
                   February 9, 1998, among Getty
                   Investments L.L.C., Abacus (C.I.)
                   Ltd. as the Trustee of the October
                   1993 Trust Crediton Limited, Mark H.
                   Getty and Jonathan D. Klein

         3         Registration Rights Agreement, dated
                   July 3, 1996, by and among Getty
                   Communications plc, Lawrence J.
                   Gould, Mark H. Getty, Jonathan D.
                   Klein, Simon Thornley and Brian
                   Wolske, and amendment dated February
                   9, 1998

         4         Registration Rights Agreement, dated
                   July 3, 1996, by and among Getty
                   Communications plc and each of the
                   trustees of the October 1993 Trust
                   and Crediton Limited, and amendment
                   dated February 9, 1998

         5         Joint Filing Agreement, dated
                   February 19, 1998 between Jonathan D.
                   Klein and Crediton Limited